                                               Filed Pursuant to Rule 424(b)(3)
                                                  Registration Number 333-50031

   PROSPECTUS SUPPLEMENT DATED MAY 15, 1998 TO PROSPECTUS DATED APRIL 30, 1998

      Integrated Electrical Services, Inc. reported operating results for the six and three months ended March 31, 1998 as follows:

            INTEGRATED ELECTRICAL SERVICES, INC. PRO FORMA COMBINED
                         SUMMARY RESULTS OF OPERATIONS
               (Dollars in Thousands, Except Per Share Amounts)
                                  (Unaudited)

                                              Six Months Ended            Three Months Ended
                                                  March 31,                     March 31,
                                          -------------------------   -------------------------
                                             1997          1998          1997          1998
                                          -----------   -----------   -----------   -----------
Revenue ...............................   $   147,506   $   173,363   $    71,128   $    87,021
Gross profit ..........................        31,962        38,460        14,277        19,258
Operating income ......................        11,919        15,661         5,264         8,092
Income before taxes ...................        11,791        15,480         5,187         8,157
Net income ............................         6,515         8,744         2,862         4,652
Earnings per share ....................   $      0.27   $      0.36   $      0.12   $      0.19
Shares used in pro forma computation
  of earnings per share ...............    24,415,336    24,415,336    24,415,336    24,415,336


                      INTEGRATED ELECTRICAL SERVICES, INC.
                   CONSOLIDATED SUMMARY RESULTS OF OPERATIONS
               (Dollars in Thousands, Except Per Share Amounts)
                                  (Unaudited)

                                                  Six Months Ended               Three Months Ended
                                                       March 31,                      March 31,
                                              ---------------------------    ---------------------------
                                                  1997           1998            1997           1998
                                              ------------   ------------    ------------   ------------
Revenue ...................................   $     33,568   $     89,907    $     16,137   $     66,056
Gross profit ..............................          7,309         19,713           3,055         14,553
Non-cash non-recurring compensation charge
  in connection with the Acquisitions .....             --         17,036              --         17,036
Operating income (loss) ...................          1,758        (14,237)            910        (12,273)
Income (loss) before taxes ................          1,750        (14,136)            901        (12,154)
Net income (loss) .........................            981        (15,462)            522        (14,300)
Earnings per share ........................   $       0.29   $      (1.51)   $       0.16   $      (0.84)
Shares used in computation of earnings
  per share ...............................      3,352,039     10,226,953       3,352,039     17,101,867

      Total pro forma combined revenues for the six months ended March 31, 1998 rose 17.6% to $173.4 million from $147.5 million for the comparable period of fiscal 1997. Pro forma combined operating income for the first six months of 1998 grew to $15.7 million, a 31.9% increase over the $11.9 million reported in the same period last year. Pro forma combined net income for the six-month period increased to $8.7 million, or $0.36 per diluted share, versus $6.5 million, or $0.27 per diluted share, reported for the first six months of fiscal 1997, representing a 33.3% increase in earnings per diluted share.

      Total pro forma combined revenues for the second quarter of fiscal 1998 were $87.0 million, a 22.4% increase over the $71.1 million reported in the comparable quarter last year. Pro forma combined operating income rose 52.8% to $8.1 million from $5.3 million in the second quarter last year. Pro forma combined net income for the quarter grew to $4.7 million, or $0.19 per diluted share, a 58.3% increase in earnings per diluted share over the pro forma combined net income of $2.9 million, or $0.12 per diluted share, for the second quarter of fiscal 1997.